HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

03003710

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

January 28, 2003

SEC FILE NO. 82-4031

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's interim report, 2002;

(2) The Company's announcement of interim results, dated December 17, 2002, published (in English language) in the South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on December 18, 2002; and

dlw 3/10

H:dlai\adr\21441\0001\31sec.doc

HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

(3) The Company's announcement of results of annual general meeting, dated September 16, 2002, published (in English language) in the South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on September 17, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

H:\dlai\adr\21441\0001\29sec.dcoc.

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT

For the six months ended 30 September 2002

UNAUDITED INTERIM RESULTS

The directors of Pacific Andes International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2002 together with the unaudited comparative figures for the corresponding period in 2001 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2002

	Notes	**Six months ended 30.9.2002 HK$'000 (unaudited)**	30.9.2001 HK$'000 (unaudited)
Turnover	*3*	**1,453,105**	1,434,638
Cost of sales		**(1,279,000)**	(1,265,069)
Gross profit		**174,105**	169,569
Other revenue		**6,847**	4,969
Selling and distribution expenses		**(31,067)**	(27,843)
Administrative expenses		**(55,333)**	(50,778)
Profit from operations	*4*	**94,552**	95,917
Interest expenses		**(39,553)**	(44,875)
		54,999	51,042
Share of results of associates		**141**	254
Profit before taxation		**55,140**	51,296
Taxation	*5*	**(1,821)**	(2,750)
Profit before minority interests		**53,319**	48,546
Minority interests		**(12,244)**	(11,389)
Net profit for the period		**41,075**	37,157
Dividend	*6*	**–**	19,697
Earnings per share	*7*		
Basic		**6.1 cents**	5.7 cents
Diluted		**5.9 cents**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 September 2002

	Notes	30.9.2002 HK$'000 (unaudited)	31.3.2002 HK$'000 (audited)
NON-CURRENT ASSETS			
Property, plant and equipment		**323,205**	333,978
Investment properties		**61,400**	61,400
Negative goodwill		**(1,290)**	(1,324)
Interests in associates		**263**	1,522
Investments in securities		**29,578**	29,084
Non-current receivable		**3,311**	6,435
		416,467	431,095
CURRENT ASSETS			
Inventories		**551,187**	802,994
Trade and other receivables	*8*	**522,720**	629,168
Trade receivables with insurance coverage	*9*	**231,646**	159,602
Advances to suppliers		**19,920**	55,991
Amounts due from associates		**3,935**	6,077
Trade receivables from an associate		**101,454**	150,053
Tax recoverable		**986**	703
Pledged deposits		**1,355**	1,145
Bank balances and cash		**65,610**	99,232
		1,498,813	1,904,965
CURRENT LIABILITIES			
Trade and other payables	*10*	**121,400**	275,982
Discounting advances drawn on trade receivables with insurance coverage		**154,638**	191,472
Taxation		**2,198**	3,071
Bank borrowings	*11*	**552,622**	785,600
Other borrowing		**–**	63,278
		830,858	1,319,403
NET CURRENT ASSETS		**667,955**	585,562
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,084,422**	1,016,657
NON CURRENT LIABILITY			
Bank borrowings	*11*	**74,305**	68,955
MINORITY INTERESTS		**255,661**	251,528
DEFERRED TAXATION		**2,995**	2,995
NET ASSETS		**751,461**	693,179
CAPITAL AND RESERVES			
Share capital	*12*	**70,701**	65,691
Share premium and reserves		**680,760**	627,488
SHAREHOLDERS' FUND		**751,461**	693,179

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 September 2002

	Share capital HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Share premium HK$'000	Goodwill reserve HK$'000	Special reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 April 2001	65,677	(12,602)	34,830	281,339	(109,611)	9,800	364,407	633,840
Shares repurchased and cancelled	(20)	-	-	(26)	-	-	-	(46)
Net profit for the period	-	-	-	-	-	-	37,157	37,157
2001 final dividend paid	-	-	-	-	-	-	(19,697)	(19,697)
At 30 September 2001	65,657	(12,602)	34,830	281,313	(109,611)	9,800	381,867	651,254
At 1 April 2002	**65,691**	**(7,462)**	**28,162**	**281,390**	**(109,611)**	**9,800**	**425,209**	**693,179**
Shares issued at a premium	**5,010**	**-**	**-**	**11,703**	**-**	**-**	**-**	**16,713**
Revaluation increase arising on revaluating, net	**-**	**494**	**-**	**-**	**-**	**-**	**-**	**494**
Net profit for the period	**-**	**-**	**-**	**-**	**-**	**-**	**41,075**	**41,075**
At 30 September 2002	**70,701**	**(6,968)**	**28,162**	**293,093**	**(109,611)**	**9,800**	**466,284**	**751,461**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 September 2002

	Six months ended	
	30.9.2002	30.9.2001
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Net cash from (used in) operating activities	**293,511**	(180,331)
Net cash used in investing activities	**(5,360)**	(12,514)
Net cash (used in) from financing	**(308,781)**	160,572
Net decrease in cash and cash equivalents	**(20,630)**	(32,273)
Cash and cash equivalents at beginning of the period	**83,900**	50,787
Cash and cash equivalents at the end of the period	**63,270**	18,514
Analysis of the balances of cash and cash equivalents		
Cash and cash equivalents as previously reported		(297,897)
Effect of reclassification of short term bank borrowings		316,411
As restated		18,514
Represented by:		
Bank balances and cash	**65,610**	32,686
Bank overdrafts	**(2,340)**	(14,172)
	63,270	18,514

NOTES:

1. **Basis of Preparation**

The unaudited condensed consolidated financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants, and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Principal Accounting Policies**

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and certain investments in securities.

The accounting policies adopted are consistent with those adopted in the preparation of the Group's annual financial statements for the year ended 31 March 2002, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs, which has resulted in the following changes in the Group's accounting policies and the presentation of the financial statements.

Presentation of financial statements

The revisions of SSAP 1 (Revised) "Presentation of Financial Statements" have introduced new format of presentation in reporting changes in equity. The presentation in the prior period's condensed financial statements has been restated in order to achieve a consistent presentation.

Foreign currencies

The revisions to SSAP 11 "Foreign Currency Transaction" have eliminated the choice of translating the income statements of overseas operations at the closing rate for the period. They are now required to be translated at an average rate. Accordingly, on consolidation, the assets and liabilities of the Group's operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash flow statements

In the current period, the Group has adopted SSAP 15 (Revised) "Cash Flow Statement". Under SSAP 15 (Revised), cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividends, which were previously presented under a separate heading, are classified as operating cash flows for interest and dividends received and as financing cash flows for interest and dividends paid. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude short-term loans that are financing in nature. Cash flows of overseas operation have been re-translated at the rate prevailing at the dates of cash flows rather than the rate of exchange of ruling on the balance sheet date. The presentation in the prior period's condensed cash flow statement has been restated in order to achieve a consistent presentation.

Employee benefits

SSAP 34 "Employee Benefits" introduced a formal framework for the recognition of liabilities and expenses in respect of employee benefits. The adoption of this new accounting standard has not resulted in any material effects on the financial statements of the prior period and accordingly, no prior period adjustment has been recognised.

3. Turnover and segment information

Business Segment

30.9.2002	**Frozen fish HK$'000**	**Fillets and portions HK$'000**	**Shipping services HK$'000**	**Vegetables HK$'000**	**Others HK$'000**	**Total HK$'000**
REVENUE						
External sales	**754,132**	**678,015**	**3,988**	**12,724**	**4,246**	**1,453,105**
RESULT						
Segment result	**67,777**	**70,563**	**157**	**4,080**	**462**	**143,039**
Unallocated corporate expenses						**(48,487)**
Profit from operations						**94,552**
Interest expenses						**(39,553)**
Share of results of associates						**141**
Profit before taxation						**55,140**
Taxation						**(1,821)**
Profit before minority interests						**53,319**

30.9.2001	Frozen fish HK$'000	Fillets and portions HK$'000	Shipping services HK$'000	Vegetables HK$'000	Others HK$'000	Total HK$'000
REVENUE						
External sales	768,105	647,759	7,365	10,239	1,170	1,434,638
RESULT						
Segment result	64,705	74,019	277	2,613	112	141,726
Unallocated corporate expenses						(45,809)
Profit from operations						95,917
Interest expense						(44,875)
Share of results of associates						254
Profit before taxation						51,296
Taxation						(2,750)
Profit before minority interests						48,546

	Turnover		Contribution to profit from operations	
	Six months ended		Six months ended	
	30.9.2002	30.9.2001	**30.9.2002**	30.9.2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
BY GEOGRAPHICAL MARKET				
The People's Republic of China ("PRC")	**645,056**	701,509	**60,474**	64,888
North America	**415,579**	216,974	**37,743**	21,920
Western Europe	**291,743**	419,230	**34,610**	45,864
Japan	**83,525**	66,092	**8,953**	6,252
Others	**17,202**	30,833	**1,259**	2,802
	1,453,105	1,434,638	**143,039**	141,726
Unallocated corporate expenses			**(48,487)**	(45,809)
			94,552	95,917

4. **Profit from operations**

Profit from operations has been arrived at after charging:

	Six months ended	
	30.9.2002	30.9.2001
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Depreciation	**15,923**	14,005

5. **Taxation**

The charge represented Hong Kong Profits Tax calculated at 16% of the estimated assessable profit for the period.

A substantial portion of the Group's profit is neither arose in, nor is derived from Hong Kong and accordingly it is not subject to Hong Kong Profits Tax.

6. **Dividend**

During the period, no dividend was paid. In 2001, HK3 cents per share on 656,565,266 shares in issue was paid to shareholders on the final dividend for the year ended 31 March 2001.

The Directors do not declare any interim dividend for the six months ended 30 September 2002 (2001: HK$ Nil).

7. **Earnings per share**

The calculation of basic and diluted earnings per share for the six months ended 30 September 2002 is based on the following data:

	HK$'000
Earnings for the purposes of basic and diluted earnings per share	**41,075**
Weighted average number of ordinary shares for the purposes of basic earnings per share	**677,730,403**
Effect of dilutive potential ordinary shares in respect of share options	**19,246,833**
	696,977,236

The calculation of basic earnings per share for the six months ended 30 September 2001 is based on the unaudited net profit for the period of HK$37,157,000 and on the weighted average number of 656,585,211 of ordinary shares in issue during the period.

Diluted earnings per share for the six months ended 30 September 2001 has not been presented as the exercise prices of the Company's outstanding share options are higher than the average market price per share.

8. Trade and other receivables

Included in trade and other receivables are trade receivables of HK$407,143,000 (31.3.2002: HK$463,309,000). The Group allows an average credit period of 30 days to 120 days to its trade customers. The aging analysis of trade receivables at balance sheet date is as follows:

	30.9.2002 HK$'000 (unaudited)	31.3.2002 HK$'000 (audited)
Less than 30 days	**74,020**	244,584
31 – 60 days	**101,382**	132,175
61 – 90 days	**104,134**	78,971
91 – 120 days	**97,125**	2,120
Over 120 days	**30,482**	5,459
	407,143	463,309

9. Trade receivables with insurance coverage

Certain trade receivables with credit insurance coverage has been pledged to certain banks under the receivables discounting facilities. The aging analysis at the balance sheet date is as follows:

	30.9.2002 HK$'000 (unaudited)	31.3.2002 HK$'000 (audited)
Less than 30 days	**126,698**	97,405
31 – 60 days	**54,445**	34,417
61 – 90 days	**49,607**	27,780
91 – 120 days	**101**	–
Over 120 days	**795**	–
	231,646	159,602

10. Trade and other payables

Included in trade and other payables are trade payables of HK$76,932,000 (31.3.2002: HK$221,657,000). The aging analysis of trade payables at the balance sheet is as follows:

	30.9.2002 HK$'000 (unaudited)	31.3.2002 HK$'000 (audited)
Less than 30 days	**75,636**	197,935
31 – 60 days	**49**	262
61 – 90 days	**895**	23,216
Over 90 days	**352**	244
	76,932	221,657

11. Bank borrowings

The borrowings bear interest at market rates. During the period, the Group obtained approximately HK$63 million new banking facilities. The banking facilities were obtained to finance the working capital of the Group.

12. **Share capital**

During the period, 50,100,000 share options to subscribe for 50,100,000 ordinary shares in the Company at an exercise price of HK$0.3336 per share were exercised.

13. **Warrants**

In September 2002, the Company issued warrants conferring rights to subscribe up to an aggregate nominal amount of HK$120,191,000 for shares in the Company at an initial subscription price of HK$0.85 per share, subject to adjustment, at any time from 26 September 2002 until 25 March 2004, both dates inclusive.

14. **Capital Commitments**

During the period, the Group had capital expenditure in respect of the acquisition of property, plant and equipment and a land use right located at Qingdao in the Mainland China contracted for but not provided in the financial statements amounted to HK$16,329,000 (31.3.2002: HK$6,283,000).

15. **Contingent liabilities**

At 30 September 2002, the Group had contingent liabilities in respect of bills discounted with recourse of approximately HK$192,867,000 (31.3.2002: HK$253,937,000).

16. **Pledge of assets**

At 30 September 2002, the Group has pledged land and buildings and investment properties with aggregate carrying values of approximately HK$164 million (31.3.2002: HK$164 million) and HK$24 million (31.3.2002: HK$24 million) respectively, as collateral for mortgage loans granted to the Group by certain banks.

In addition to trade receivables with insurance coverage of HK$53,594,000 (31.3.2002: HK$60,099,000) mentioned in note 9 above, inventories of HK$251,641,000 (31.3.2002: HK$198,280,000) were also pledged as security for the working capital facilities obtained from bankers.

In addition, shares in a subsidiary were also pledged as securities for inventory financing facilities obtained from a banker.

17. **Related party transactions**

(a) During the period, the Group entered into following significant transactions with an associate of the Group.

	30.9.2002 **HK$'000** **(unaudited)**	30.9.2001 HK$'000 (unaudited)
Sales of frozen seafood *(note i)*	**168,658**	277,397
Administrative income *(note ii)*	**6,000**	–

Notes:

(i) Sales and purchases of frozen seafood were carried out at market price or, where no market price was available, at cost plus a percentage profit mark-up.

(ii) Administrative income was charged to an associate on a cost allocation basis.

(b) The associate also provides inventories and trade receivables as part of the security to a bank to secure the banking facilities of HK$342,000,000 (31.3.2002: HK$342,000,000) granted to the Group. At 30 September 2002, facilities amounting to HK$48,235,000 (31.3.2002: HK$56,367,000) were utilised by the Group.

DIVIDEND

Starting from fiscal year 2001, the directors adopted a dividend pay-out policy of one third of net profits once every year as a final dividend. Accordingly, the directors do not declare any interim dividend for the six months ended 30 September 2002.

BUSINESS REVIEW

We are pleased to announce that the Group has achieved satisfactory results in the midst of difficult market conditions which dominated the first half of the year. During the period under review, turnover recorded at HK$1,453.1 million, a slight increase of 1.3%. Profit attributable to shareholders reached HK$41.1 million, representing an increase of 10.5% compared to the corresponding period last year. Earnings per share for the six months ended 30 September 2002 were HK6.06 cents, increasing 7.1% against last year's HK5.66 cents.

Overall profitability improved due to our stringent cost controls, productivity enhancements and effective marketing strategies.

In January 2002, the Commission of the European Union ("EU") prohibited the import of all products of animal-origin from the PRC into the EU. Although EU lifted the import ban on frozen fish products on 10 July 2002, this import ban did affect our sales to the Western European market in the first quarter of the fiscal year. However, both the North American and the Japanese markets performed extremely well and this offset the impact of the import ban.

Aiming at continuously improving overall competitiveness, the Group is committed to providing better logistic services for customers. Starting towards the end of the last fiscal year, we stepped up our distribution arrangements by distributing from warehouses to customers in the PRC. As customers were able to reduce their own inventory under such distribution arrangements, we experienced a temporary decrease in sales. However, as these logistic services will benefit our customers by increasing flexibility and shortening delivery lead times, the Management is confident that sales figures will return to normal levels in the coming months.

OPERATIONS REVIEW

Market Analysis

The highest growth rate was observed in the North American market. During the period under review, sales to this market rose 91.5% from HK$217.0 million to HK$415.6 million, accounting for 29% of the Group's total sales and is the Group's second largest market. The result posted by the North American market reflects our strategy last year, during when penetration of this market stepped up in a move to expand and diversify its overall reach.

The Japanese market also recorded encouraging sales growth. During the review period, Japan achieved a 26.4% increase in sales to HK$83.5 million. This year-on-year increase is attributed to the continuing demand for higher value frozen seafood products.

The PRC remained the largest contributor to the Group's sales, accounting for 44% of total turnover. Sales to the PRC decreased by 8.1% from HK$701.5 million in 2001 to HK$645.1 million in 2002. The sales drop was mainly attributed to the development of our enhanced distribution arrangements. Management believes that these distribution arrangements will provide the Group with a revenue growth in the long-term as the Group will be able to attract a broader customer base.

Owing to the import ban imposed by EU, the Group's sales to Western Europe in the first quarter of the fiscal year was accordingly affected. Following the repeal of the import ban by EU on 10 July 2002, the Group recorded strong sales to the EU market in the second quarter of the fiscal year and made up part of the loss of sales suffered from the first quarter. During the period under review, sales to Western Europe decreased 30.4% to HK$291.7 million, representing 20% of total Group sales. The Management is confident the Group will see stronger sales performance in the Western European market in the second half of the fiscal year.

Product Analysis

In terms of total turnover, frozen fish, which was primarily sold to the PRC market, remained the single largest product, accounting for 52% of the Group's total sales. Sales of frozen fish dropped 1.8% to HK$754.1 million for the six months ending 30 September 2002. This was due to the decline in sales to the PRC because of the temporary adjustment in order from customers.

Improvement in sales of fillets and portions in both the North American and Japanese markets offset the loss of sales in the first quarter to Western Europe. During the period under review, sales of fillets and portions increased by 4.7% to HK$678.0 million.

The sales of vegetables continued to show steady growth delivering a sales contribution of HK$12.7 million, representing an increase of 24.3% over that of the previous period.

Notables

- Inventories reduced 31.4% from HK$803 million as at 31 March 2002, to HK$551 million as at 30 September 2002;

- Interest-bearing borrowings reduced from HK$918 million as at 31 March 2002, to HK$627 million as at 30 September 2002, representing a drop of 31.7%; and

- As at 30 September 2002, net debt to equity ratio improved to 56% against 87% as at 31 March 2002 and 83% as at 30 September 2001. The improvement was mainly due to reduced inventory thereby reduced interest-bearing borrowings. Net debt represents interest-bearing borrowings less discounting advances drawn on trade receivables with insurance coverage and cash and deposits with financial institutions.

Liquidity and Financial Resources

At 30 September 2002, the Group had a cash balance of HK$67 million (31.3.2002: HK$101 million). Bank borrowing of HK$627 million (31.3.2002: HK$855 million) were inventory loans, trust receipt loans, mortgage loans and bank overdrafts in nature. Based on the cash resources and sufficient banking facilities, the Group has strong liquidity and financial resources to meet the operation and investment needs.

The Group's exposure to currency risk is minimal as the Group does not maintain a significant open position in any foreign currency at any time. The Group actively protects its foreign currency vulnerabilities through natural hedges, forward contracts and options. Speculative currency transactions are strictly prohibited.

As at 30 September 2002, the Group has pledged land and building and investment properties with aggregate carrying values of approximately HK$164 million and HK$24 million respectively, as collateral for mortgage loans granted to the Group by certain banks.

As at 30 September 2002, the Company had given guarantees to bankers in respect of banking facilities utilized by subsidiaries in the amount of HK$745 million.

Employees and Remuneration

As at 30 September 2002, the Group had a total number of approximately 4,200 employees.

The Group recognises the importance of its employees who contribute to the business. The Group offers remuneration packages in line with industry standards, and they are subject to annual review. Bonuses may be awarded to employees based on individual performance and the Group's performance. Other staff benefits include medical allowance and mandatory provident fund. The Company and its non-wholly owned subsidiary, Pacific Andes (Holdings) Limited each has an employees' share option scheme to allow the granting of share options to selected eligible employees depending on their contribution to the company.

PROSPECTS

The demand for frozen fish and seafood in the PRC is expected to grow as living standards continue to improve. Between the years 1996 to 2001 the GDP per capita in the PRC saw a compounded growth rate of about 5.2% per annum. During the same period, the total imports of frozen fish and seafood into the PRC also rose from US$354 million in 1996 to US$853 million in 2001 (*source: China Customs Statistics*), representing a compounded growth rate of about 15.8% per annum. The Group will continue to focus and expand its business in the PRC.

In conjunction with the expansion plan for the PRC market, we are also committed to enhancing our processing capabilities to meet increasing customer demand for value added products in the North America, EU and Japan. The Group began the construction of a new state-of-the-art food processing center in Hongdao, Qingdao, PRC. The first phase investment cost will be about US$35 million. Upon completion of the first phase of construction by end-2003, the new processing plant will include 30,000 metric tonnes of cold storage facilities. It will also house a frozen fish fillets and portions manufacturing facility with an annual processing capacity of 45,000 metric tonnes. This processing plant will allow us to maximise processing yield, improve operational efficiencies and enhance economies of scale. The management believes the completion of the new processing plant will further strengthen our position in the global market place.

DIRECTORS' AND CHIEF EXECUTIVES' INTEREST IN SHARES, WARRANTS AND OPTIONS

(i) Shares and warrants

At 30 September 2002, the interests of the directors and chief executives and their associates, within the meaning of the Securities (Disclosure of interests) Ordinance of Hong Kong (the "SDI Ordinance") in the share capital and warrants of the Company, as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name	Type of interest	Number of shares	Number of warrants
Ng Swee Hong	Corporate *(note a)*	374,128,665	75,097,573
Teh Hong Eng	Personal	10,000,000	2,000,000
Ng Joo Siang	Personal	16,000,000	3,200,000
	Family *(note b)*	422,000	84,400
Ng Joo Kwee	Personal	10,000,000	2,000,000
Ng Joo Puay, Frank	Personal	8,000,000	1,600,000
Ng Puay Yee, Jessie	Personal	2,480,000	496,000
Cheng Nai Ming	Personal	1,454,400	290,880

Notes:

(a) These share are registered in the name of N.S. Hong Investment (BVI) Limited and Ng Swee Hong is deemed to be interested in these shares by virtue of the fact that N.S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his directions.

(b) These shares are held under the name of the spouse of Ng Joo Siang.

(ii) Options

The directors had personal interests in share options to subscribe for shares in the Company as follows:

Name	Exercise price *(HK$)*	Exercisable period (both dates inclusive)	Number of share options
Ng Puay Yee, Jessie	1.1168	11.7.1999 to 10.7.2004	600,000
Cheng Nai Ming	0.9440	25.10.1998 to 24.10.2003	2,000,000
	0.3336	21.8.2000 to 20.5.2005	4,000,000

During the six months ended 30 September 2002, 46,000,000 share options to subscribe for 46,000,000 shares in the Company at an exercise price of HK$0.3336 per share were exercised.

Other than as disclosed above, none of the directors or chief executives or their respective associates had any personal, family, corporate or other interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance, and none of the directors or chief executives or their respective spouses or children under the age of 18 had any right to subscribe for securities of the Company, or had exercised any such rights during the year.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of certain directors, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance disclosed no person as having an interest of 10% or more in the issued share capital of the Company as at 30 September 2002.

Other than as disclosed above, the Company has not been notified of any other interests representing 10 per cent. or more of the Company's issued share capital at 30 September 2002.

PURCHASE, SALE OR REDEMPTION

During the six months ended 30 September 2002, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed shares of the Company during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial matters including the review of the unaudited financial statements.

The interim financial reports have been reviewed by the Company's auditors, in accordance with Statement of Audit Standards No. 700 "Engagements to review interim financial reports".

The members of the Audit Committee are Mr. Lew V. Robert (chairman) and Mr. Kwok Lam Kwong, Larry, the two independent non-executive directors of the Company.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific term. Pursuant to the bye-laws of the Company, directors, including non-executive directors, of the Company will retire by rotation on an average of three years and their appointments will be reviewed when they are due for re-election which in the opinion of the Company meets the same objective as the guideline set out in the Code of Best Practice.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 17 December 2002

INDEPENDENT REVIEW REPORT

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE BOARD OF DIRECTORS OF
PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 1 to 9.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the Directors.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report of the six months ended 30 September 2002.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 17 December 2002

獨立審閱報告

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

執業會計師
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致：太平洋恩利國際控股有限公司
董事會

緒言

吾等根據　貴公司指示，審閱第1至第9頁所載之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則規定，編製中期財務報告須遵照香港會計師公會所頒佈之會計實務準則第25號「中期財務報告」及有關規定。編製中期財務報告乃董事之責任，而董事已批准中期財務報表。

進行審閱工作

吾等已按照香港會計師公會頒佈之核數準則第700號「審閱中期財務報告約定」進行審閱。審閱工作主要包括諮詢管理層及於中期財務報告內應用分析程序，並於上述基礎上，除另有披露者外，評估會計政策及呈列方式應用時是否一致。審閱工作不包括控制測試及核實資產、負債及交易等審核程序。本報告之審閱工作範圍遠小於核數工作，故能提供之保證程度亦較核數工作為低。因此，吾等並不就中期財務報告發表審核意見。

審閱結論

吾等之審閱工作並不構成核數工作，按此基準，據吾等所知，截至二零零二年九月三十日止六個月之中期財務報告毋須作出任何重大修訂。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零二年十二月十七日

買賣或贖回

截至二零零二年九月三十日止六個月，本公司或其任何附屬公司概無買賣或贖回本公司任何上市股份。

審核委員會

審核委員會與管理層已審閱本集團所採納之會計原則及慣例，並討論了有關核數、內部監控及財務事宜，包括審閱未經審核財務報表。

中期財務報表已由本公司之核數師按照核數準則第700號「審閱中期財務報表之委聘」之規定進行審閱。

審核委員會之成員為劉嘉彥先生(主席)及郭琳廣先生，兩位均為本公司之獨立非執行董事。

最佳應用守則

據本公司董事所知，現時並無任何資料可合理顯示本公司並無遵守聯交所證券上市規則附錄14所載之最佳應用守則(「最佳應用守則」)之規定，惟非執行董事並無指定任期除外。根據本公司細則，本公司董事(包括非執行董事)平均每三年輪值告退，而彼等之任期將於重選時再作審定。本公司認為此舉與最佳應用守則訂下之宗旨相同。

承董事會命
董事總經理
黃裕翔

香港，二零零二年十二月十七日

附註：

(a) 該等股份以N.S. Hong Investment (BVI) Limited名義登記，黃垂豐則因N.S. Hong Investment (BVI) Limited一向按其指示行動而被視為擁有該等股份之權益。

(b) 該等股份由黃裕翔之配偶所持有。

(ii) 認購權

董事於可認購本公司股份之認購權中擁有個人權益如下：

董事姓名	行使價 *(港元)*	行使期間 (包括首尾兩日)	認購權數目
黃培圓	1.1168	一九九九年七月十一日至 二零零四年七月十日	600,000
鄭乃銘	0.9440	一九九八年十月二十五日至 二零零三年十月二十四日	2,000,000
	0.3336	二零零零年八月二十一日至 二零零五年五月二十日	4,000,000

於截至二零零二年九月三十日止六個月內，46,000,000份認購價為每股0.3336港元之認購權已行使以認購本公司46,000,000股普通股。

除上文披露者外，概無董事、主要行政人員或其聯繫人士於本公司或其任何聯營公司(定義見披露權益條例)之任何證券擁有任何個人、家族、公司及其他權益；年內，概無董事、主要行政人員或彼等之配偶及十八歲以下之子女有權認購本公司證券或行使此等權利。

主要股東

於二零零二年九月三十日，根據披露權益條例第16(1)條規定下須保存之主要股東登記冊上所示，除上文所披露若干董事之權益外，概無其他人士持有本公司已發行股本10%或以上權益。

除上文披露者外，就本公司所知，於二零零二年九月三十日，並無任何其他權益佔本公司已發行股本10%或以上。

展望

中國對冷凍魚類及海產品之需求預期會隨著生活水準的持續提升而增長。於一九九六年至二零零一年期間，中國人均國內生產總值顯示多年呈大約5.2%的複式增長率。於同一期間內，輸往中國冷凍魚類及海產進口總額亦由一九九六年之354,000,000美元升至二零零一年之853,000,000美元（*資料來源：中國海關統計數字*），大約為每年15.8%的複式增長率。本集團將繼續專注並擴展在中國的業務。

在擴展在大陸的業務同時，我們也承諾加強我們的加工能力，以符合美國、歐洲、與日本客戶對增值產品逐漸增加的需求。本集團已開始新增的設施擴建計劃，在中國青島紅島建造一座先進的食品加工中心。第一階段的投資額大約為三千五佰萬美元。當第一階段的建設在2003年底完成以後，新的加工廠將有30,000公噸的冷藏設施。它也將包括冷凍魚片與魚塊的製造設施，其每年加工量為45,000公噸。這項擴展可讓我們提高加工出成率，改善營運效能以及規模經濟，令本集團在全球市場的地位將可更為鞏固。

董事及主要行政人員於股份、認股權證及認購權之權益

(i) 股份及認股權證

於二零零二年九月三十日，根據香港證券（披露權益）條例（「披露權益條例」）第29條規定下本公司存置之登記冊所示本公司董事、主要行政人員及彼等之聯繫人士（定義見披露權益條例）擁有本公司股份及認股權證之權益如下：

董事姓名	權益類別	股份數目	認股權證數目
黃垂豐	公司 *(註a)*	374,128,665	75,097,573
鄭鳳英	個人	10,000,000	2,000,000
黃裕翔	個人	16,000,000	3,200,000
	家族 *(註b)*	422,000	84,400
黃裕桂	個人	10,000,000	2,000,000
黃裕培	個人	8,000,000	1,600,000
黃培圓	個人	2,480,000	496,000
鄭乃銘	個人	1,454,400	290,880

- 二零零二年九月三十日之資產負債比率為56%，與二零零二年三月三十一日之87%及於二零零一年九月三十日的83%相較，也有改善，改善主要因為存貨減少，並因此而減少計息借貸。債項淨額乃指計息借貸減已投保貿易應收款項之貼現融資及於財務機構之現金及存款。

流動資金及財務資源

於二零零二年九月三十日，本集團之現金結餘為67,000,000港元（二零零二年三月三十一日：101,000,000港元）。銀行借貸627,000,000港元（二零零二年三月三十一日：855,000,000港元）為存貨貸款、信託票據貸款、按揭貸款及銀行透支。按現金資源及充裕的銀行融資而言，本集團流動資金狀況穩健，並具備充足財務資源以應付營運及投資所需。

由於本集團並無任何重大未對沖外幣交易，故本集團所面對之外匯風險甚微。本集團以自然對沖、遠期合約及期權，積極抵禦外匯風險，惟嚴禁有投機性的貨幣交易。

於二零零二年九月三十日，本集團有總面值分別約164,000,000港元及24,000,000港元之已抵押土地及樓宇和投資物業，作為若干銀行向本集團授出按揭貸款之抵押品。

於二零零二年九月三十日，本公司已就附屬公司所動用之銀行融資向往來銀行作出為數745,000,000港元之擔保。

僱員及酬金

於二零零二年九月三十日，本集團總共僱有約4,200名僱員。

本集團深明僱員對業務貢獻之重要性。本集團根據行業標準釐定薪酬待遇，並會每年作出檢討。本集團可按照僱員個別表現及本集團業績向僱員發放花紅，其他員工福利包括醫療津貼及強制性公積金。本公司及其非全資附屬公司太平洋恩利（控股）有限公司各設有僱員認購權計劃，可按選定之合資格僱員對本公司之貢獻向其授出認購權。

日本市場也有令人鼓舞之銷售增長，回顧期內銷售額達83,500,000港元，增幅26.4%。此年度增長可歸因於其對高價冷凍海產品不斷增長的需求。

中國仍為本集團最大之銷售市場，佔總營業額44%。中國市場之銷售額自二零零一年之701,500,000港元下跌至二零零二年之645,100,000港元，跌幅8.1%。銷售下跌乃主要由於我們分銷佈局所形成的新情勢。管理層相信，這些分銷安排可拓闊客戶基礎，長遠而言有助本集團收益增長。

由於歐盟實施入口禁制，令本集團在本財政年度的第一季往西歐的銷售額構成影響。隨著歐盟於二零零二年七月十日解除冷凍魚類的入口禁制後，本集團於本財政年度第二季往西歐市場錄得很大額的銷售額，抵銷在第一季的部份銷售損失。於回顧期內，銷往西歐銷售額下跌30.4%至291,700,000港元，佔本集團總銷售額之20%。管理層深信，本集團在本財政年度下半年，對西歐市場的銷貨，將有更優越的績效。

產品分析

就總營業額而言，以中國為主要市場之冷凍魚類仍為最大宗的單一產品，佔本集團總營業額之52%。截至二零零二年九月三十日止六個月，由於中國市場之客戶的冷凍魚類訂單出現暫時性調整而減少1.8%至754,100,000港元。

魚柳及魚切塊於美國及日本之銷售增長抵銷在首季失去之西歐銷售額。於回顧期內，魚柳及魚切塊銷售增加4.7%至678,000,000港元。

蔬菜銷售持續穩步增長，銷售貢獻達12,700,000港元，較去年同期增長24.3%。

注意事項

- 存貨由二零零二年三月三十一日之803,000,000港元減少31.4%，在二零零二年九月三十日為551,000,000港元；

- 計息借貸由二零零二年三月三十一日之918,000,000港元減少至二零零二年九月三十日之627,000,000港元，下降31.7%；及

股息

自二零零一年財政年度起，董事採納一項股息派發政策，每年派發股息一次，以本集團淨溢利之三分一作為末期股息。因此，董事不擬宣派截至二零零二年九月三十日止六個月之中期股息。

業務回顧

我們很高興宣佈，在上半年市場正處於艱困的環境當中，本集團仍取得令人滿意的表現。於回顧期內錄得營業額1,453,100,000港元，輕微增長1.3%。股東應佔溢利達41,100,000港元，較去年同期相比，增加10.5%。截至二零零二年九月三十日止六個月每股盈利為6.06港仙，較去年之5.66港仙相比，上升7.1%。

總體獲利能力的改善，可歸功於嚴格成本控制、生產力提高及有效的市場策略。

歐洲聯盟委員會(「歐盟」)於二零零二年一月間全面禁止自中國進口動物類產品。雖然歐盟已於二零零二年七月十日解除對冷凍魚類產品禁令，但這項禁令所造成的終止出貨，已影響到我們本財政年度的第一季對西歐市場銷售額。但在另一方面，北美及日本兩個市場卻表現極佳，抵銷該進口禁令所帶來的衝擊。

為了持續增進整體競爭力，本集團承諾對客戶提供更好的物流服務。自上年底起，我們加快在分銷方面的佈局，在中國將倉庫內的貨物分銷予客戶。由於客戶在此分銷佈局下，可以減少他們的存貨，因此我們經歷了短暫的銷貨衰減。但由於這些物流服務將可增加彈性並縮短交貨的前置作業時間，而有利於我們的客戶，因此我們的管理階層有信心，銷貨額將在未來數月內重返正常。

營運回顧

市場分析

北美市場增長幅度最高，回顧期內，銷往該市場的銷售額由217,000,000港元增至415,600,000港元，大幅上升91.5%，佔本集團總銷售額29%，是本集團第二大市場。在北美市場所達至的成果可反映出，我們去年攻佔該市場的策略，已加速本集團朝向擴展與多樣化之整體目標前進。

12. **股本**

期內，本公司50,100,000份認購權已按行使價每股0.3336港元行使，以認購50,100,000股普通股。

13. **認股權證**

於二零零二年九月，本公司發行認股權證，其持有人有權於二零零二年九月二十六日至二零零四年三月二十五日(包括首尾兩日)內任何時候按初步認購價每股0.85港元(可予調整)認購面值總額最多為120,191,000港元之本公司股份。

14. **資本承擔**

期內，本集團就購買位於中國青島之物業、機器及設備與土地使用權而已訂約但尚未在財務報表撥備之資本開支約為16,329,000港元(二零零二年三月三十一日：6,283,000港元)。

15. **或然負債**

於二零零二年九月三十日，本集團就附追索權之貼現票據有或然負債約192,867,000港元(二零零二年三月三十一日：253,937,000港元)。

16. **資產抵押**

於二零零二年九月三十日，本集團已將賬面淨值總額分別約164,000,000港元(二零零二年三月三十一日：164,000,000港元)及24,000,000港元(二零零二年三月三十一日：24,000,000港元)之土地及樓宇以及投資物業，作為若干銀行向本集團授出按揭貸款之抵押。

除上文附註9所載已投保貿易應收款項53,594,000港元(二零零二年三月三十一日：60,099,000港元)，存貨251,641,000港元(二零零二年三月三十一日：198,280,000港元)亦已抵押予往來銀行以取得營運資本融資。

此外，一間附屬公司之股份已作出抵押予往來銀行以取得存貨融資安排。

17. **關連人士交易**

(a) 期內，本集團與本集團一家聯營公司進行以下交易。

	二零零二年 九月三十日 千港元 (未經審核)	二零零一年 九月三十日 千港元 (未經審核)
銷售冷凍海產食品 *(附註i)*	**168,658**	277,397
行政收入 *(附註ii)*	**6,000**	–

附註：

(i) 冷凍海產食品乃按市價銷售和購買，或如無市場價格，則按成本加若干溢利百分比計算。

(ii) 按成本分攤基準向一間聯營公司收取行政收入。

(b) 該聯營公司亦向一家銀行提供存貨及貿易應收款項作為授予本集團達342,000,000港元(二零零二年三月三十一日：342,000,000港元)銀行融資之部分擔保。於二零零二年九月三十日，本集團已動用融資達48,235,000港元(二零零二年三月三十一日：56,367,000港元)。

截至二零零一年九月三十日止六個月之每股基本盈利乃根據期內之未經審核淨溢利37,157,000港元，以及期內已發行普通股之加權平均數656,585,211股計算。

由於本公司之尚未行使認購權之行使價高於每股之平均市價，因此並無呈列截至二零零一年九月三十日止六個月之每股攤薄盈利。

8. **貿易及其他應收款項**

貿易及其他應收賬款已包括貿易應收款項407,143,000港元（二零零二年三月三十一日：463,309,000港元）。本集團平均可給予其貿易客戶三十至一百二十天之信貸期。於結算日之貿易應收款項賬齡分析如下：

	二零零二年九月三十日 千港元 (未經審核)	二零零二年三月三十一日 千港元 (經審核)
少於三十日	**74,020**	244,584
三十一日至六十日	**101,382**	132,175
六十一日至九十日	**104,134**	78,971
九十一日至一百二十日	**97,125**	2,120
超過一百二十日	**30,482**	5,459
	407,143	463,309

9. **已投保之貿易應收款項**

部份已投保之貿易應收款項已按應收貼現融資抵押予若干銀行。於結算日之賬齡分析如下：

	二零零二年九月三十日 千港元 (未經審核)	二零零二年三月三十一日 千港元 (經審核)
少於三十日	**126,698**	97,405
三十一日至六十日	**54,445**	34,417
六十一日至九十日	**49,607**	27,780
九十一日至一百二十日	**101**	–
超過一百二十日	**795**	–
	231,646	159,602

10. **貿易及其他應付款項**

貿易及其他應付款項已包括貿易應付款項76,932,000港元（二零零二年三月三十一日：221,657,000港元）。於結算日之貿易應付款項賬齡分析如下：

	二零零二年九月三十日 千港元 (未經審核)	二零零二年三月三十一日 千港元 (經審核)
少於三十日	**75,636**	197,935
三十一日至六十日	**49**	262
六十一日至九十日	**895**	23,216
超過九十日	**352**	244
	76,932	221,657

11. **銀行借貸**

借貸按市場利率計息。本集團於期內取得新銀行融資約63,000,000港元，以作本集團之營運資金。

	營業額		經營溢利貢獻	
	截至九月三十日止六個月		截至九月三十日止六個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
按市場區域分類				
中華人民共和國（「中國」）	**645,056**	701,509	**60,474**	64,888
北美	**415,579**	216,974	**37,743**	21,920
西歐	**291,743**	419,230	**34,610**	45,864
日本	**83,525**	66,092	**8,953**	6,252
其他	**17,202**	30,833	**1,259**	2,802
	1,453,105	1,434,638	**143,039**	141,726
未分配集團支出			**(48,487)**	(45,809)
			94,552	95,917

4. **經營溢利**

經營溢利已扣除下列各項：

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
	（未經審核）	（未經審核）
折舊	**15,923**	14,005

5. **稅項**

稅項支出乃指按照期內估計應課稅溢利16%計算之香港利得稅。

由於本集團大部分溢利並非產生自或源自香港，故毋須繳納香港利得稅。

6. **股息**

期內並無派付股息。於二零零一年，本公司按照已發行股份656,565,266股計算股息，向股東派付截至二零零一年三月三十一日止年度之末期股息每股3港仙。

董事不擬宣派截至二零零二年九月三十日止六個月之中期股息（二零零一年：零港元）。

7. **每股盈利**

截至二零零二年九月三十日止六個月之每股基本及攤薄盈利乃按下列各項計算：

	千港元
計算每股基本及攤薄盈利之盈利	**41,075**
每股基本盈利之普通股加權平均數	**677,730,403**
認購權對攤薄普通股之潛在影響	**19,246,833**
	696,977,236

3. **營業額及分類資料**

按業務分類

二零零二年 九月三十日	冷凍 魚類 千港元	魚柳及 魚切塊 千港元	船務 服務 千港元	蔬菜 千港元	其他 千港元	總計 千港元
營業額						
對外銷售	**754,132**	**678,015**	**3,988**	**12,724**	**4,246**	**1,453,105**
業績						
分類業績	**67,777**	**70,563**	**157**	**4,080**	**462**	**143,039**
未分配集團支出						**(48,487)**
經營溢利						**94,552**
利息支出						**(39,553)**
所佔聯營公司業績						**141**
除稅前溢利						**55,140**
稅項						**(1,821)**
未計少數股東 權益前溢利						**53,319**

二零零一年 九月三十日	冷凍 魚類 千港元	魚柳及 魚切塊 千港元	船務 服務 千港元	蔬菜 千港元	其他 千港元	總計 千港元
營業額						
對外銷售	768,105	647,759	7,365	10,239	1,170	1,434,638
業績						
分類業績	64,705	74,019	277	2,613	112	141,726
未分配集團支出						(45,809)
經營溢利						95,917
利息支出						(44,875)
所佔聯營公司業績						254
除稅前溢利						51,296
稅項						(2,750)
未計少數股東 權益前溢利						48,546

附註：

1. 編製基準

本未經審核簡明綜合財務報表乃根據香港會計師公會（「HKSA」）所頒佈之會計實務準則（「會計實務準則」）第25號「中期財務申報」而編製，並已遵照香港聯合交易所有限公司（「聯交所」）證券上市規則附錄16之適用披露規定。

2. 主要會計政策

本未經審核簡明綜合財務報表乃按照歷史成本慣例編製，並已就重估投資物業及若干證券投資作出修訂。

除下文所述者外，編製中期財務報告所採納之會計原則概與本集團截至二零零二年三月三十一日止年度之年度財務報表所採納者一致。

期內，本集團首次採納多項全新及經修訂會計實務準則。採納該等會計實務準則引致本集團之會計政策及財務報告之呈列格式產生以下變動。

財務報告之呈列

經修訂之會計實務準則第1號「財務報告之呈列」已引入呈報股權變動之新格式。於過往期間呈列之簡明綜合財務報告已予重列，以達致呈列格式一致相符之效果。

外幣

經修訂之會計實務準則第11號「外幣交易」已拼除按期末匯率換算海外業務收益表之選擇，現須按平均匯率換算。因此，於綜合賬目時，本集團業務之資產及負債乃按結算日之匯率換算。收入及開支項目乃按期內平均匯率換算。匯兑差額（如有）將被列為權益並轉撥往本集團之換算儲備。於出售業務時，該等換算差額將於期內被確認為收入或開支。該項會計政策之變動並無對本期或過往會計期間之業績產生任何重大影響。

現金流量表

於本期間，本集團已採納會計實務準則第15號（經修訂）「現金流量表」。根據會計實務準則第15號（經修訂），現金流量分為三項－營運、投資及融資而非過往所呈列之五項。過往個別呈列之利息及股息將已收利息及股息分類為營運現金流量，而已付利息及股息分類為融資現金流量。因税項產生之現金流量乃重新分類為經營業務，除非彼等已個別確認產生自投資或融資活動。此外，呈列為現金及現金等值項目之金額已修訂為不包括屬融資性質之短期銀行借貸。海外業務之現金流量已按現金流量之日之匯率重新換算，而非按結算日之匯率換算。上一期間之簡明現金流量表已予重列，藉以達致相符一致之呈列方式。

僱員福利

會計實務準則第34號（「僱員福利」）就確認僱員福利之負債及開支引入正式之架構。採納此項新會計準則並不會對上一期間之財務報表有任何重大影響，因此，並無確認上一期間之調整。

簡明綜合現金流量表
截至二零零二年九月三十日止六個月

	截至九月三十日止六個月	
	二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)
經營業務所得(消耗)之現金淨額	**293,511**	(180,331)
投資業務消耗之現金淨額	**(5,360)**	(12,514)
融資(消耗)所得之現金淨額	**(308,781)**	160,572
減少之現金及現金等值項目淨額	**(20,630)**	(32,273)
期初之現金及現金等值項目	**83,900**	50,787
期終之現金及現金等值項目	**63,270**	18,514
現金及現金等值項目結存分析		
較早前呈報之現金及現金等值項目		(297,897)
重新歸類短期銀行借貸之影響		316,411
重列		18,514
包括：		
銀行結存及現金	**65,610**	32,686
銀行透支	**(2,340)**	(14,172)
	63,270	18,514

簡明綜合股權變動表

截至二零零二年九月三十日止六個月

	股本	投資重估儲備	資產重估儲備	股份溢價	商譽儲備	特別儲備	滾存溢利	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零一年四月一日	65,677	(12,602)	34,830	281,339	(109,611)	9,800	364,407	633,840
購回及已註銷股份	(20)	–	–	(26)	–	–	–	(46)
本期間淨溢利	–	–	–	–	–	–	37,157	37,157
二零零一年末期股息	–	–	–	–	–	–	(19,697)	(19,697)
於二零零一年九月三十日	65,657	(12,602)	34,830	281,313	(109,611)	9,800	381,867	651,254
二零零二年四月一日	**65,691**	**(7,462)**	**28,162**	**281,390**	**(109,611)**	**9,800**	**425,209**	**693,179**
按溢價發行股份	**5,010**	**–**	**–**	**11,703**	**–**	**–**	**–**	**16,713**
進行重估而產生之重估增值淨額	**–**	**494**	**–**	**–**	**–**	**–**	**–**	**494**
本期間淨溢利	**–**	**–**	**–**	**–**	**–**	**–**	**41,075**	**41,075**
二零零二年九月三十日	**70,701**	**(6,968)**	**28,162**	**293,093**	**(109,611)**	**9,800**	**466,284**	**751,461**

簡明綜合資產負債表

於二零零二年九月三十日

	附註	二零零二年 九月三十日 千港元 (未經審核)	二零零二年 三月三十一日 千港元 (經審核)
非流動資產			
物業、機器及設備		**323,205**	333,978
投資物業		**61,400**	61,400
負商譽		**(1,290)**	(1,324)
於聯營公司之權益		**263**	1,522
投資證券		**29,578**	29,084
非流動應收款項		**3,311**	6,435
		416,467	431,095
流動資產			
存貨		**551,187**	802,994
貿易及其他應收款項	*8*	**522,720**	629,168
已投保之貿易應收款項	*9*	**231,646**	159,602
墊款予供應商		**19,920**	55,991
聯營公司欠款		**3,935**	6,077
與一間聯營公司之貿易應收款項		**101,454**	150,053
可收回稅項		**986**	703
已抵押存款		**1,355**	1,145
銀行結存及現金		**65,610**	99,232
		1,498,813	1,904,965
流動負債			
貿易及其他應付款項	*10*	**121,400**	275,982
已投保貿易應收款項之貼現融資		**154,638**	191,472
稅項		**2,198**	3,071
銀行借貸	*11*	**552,622**	785,600
其他借貸		**–**	63,278
		830,858	1,319,403
流動資產淨值		**667,955**	585,562
總資產減流動負債		**1,084,422**	1,016,657
非流動負債			
銀行借貸	*11*	**74,305**	68,955
少數股東權益		**255,661**	251,528
遞延稅項		**2,995**	2,995
資產淨值		**751,461**	693,179
資本及儲備			
股本	*12*	**70,701**	65,691
股份溢價及儲備		**680,760**	627,488
股東資金		**751,461**	693,179

未經審核之中期業績

太平洋恩利國際控股有限公司(「本公司」)之董事欣然公佈本公司及各附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核綜合中期業績，連同二零零一年同期之未經審核比較數字如下：

簡明綜合收入報表

截至二零零二年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零二年 千港元 (未經審核)	 二零零一年 千港元 (未經審核)
營業額	3	**1,453,105**	1,434,638
銷售成本		**(1,279,000)**	(1,265,069)
毛利		**174,105**	169,569
其他收益		**6,847**	4,969
銷售及分銷支出		**(31,067)**	(27,843)
行政支出		**(55,333)**	(50,778)
經營溢利	4	**94,552**	95,917
利息支出		**(39,553)**	(44,875)
		54,999	51,042
所佔聯營公司業績		**141**	254
除稅前溢利		**55,140**	51,296
稅項	5	**(1,821)**	(2,750)
未計少數股東權益溢利		**53,319**	48,546
少數股東權益		**(12,244)**	(11,389)
期內淨溢利		**41,075**	37,157
股息	6	**–**	19,697
每股盈利	7		
基本		**6.1港仙**	5.7港仙
攤薄		**5.9港仙**	不適用

太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

中期報告

截至二零零二年九月三十日止六個月

South China Morning Post WEDNESDAY DECEMBER 18 2002

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS	2002	2001	Change
Turnover *(HK$'m)*	1,453	1,435	1.3%
Profit attributable to shareholders *(HK$'m)*	41	37	10.5%
Earnings per share - basic *(HK cents)*	6.1	5.7	7.1%
Net tangible assets per share *(HK cents)*	106	99	7.1%

UNAUDITED INTERIM RESULTS

The directors of Pacific Andes International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2002 together with the unaudited comparative figures for the corresponding period in 2001 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30.9.2002 HK$'000 (unaudited)	Six months ended 30.9.2001 HK$'000 (unaudited)
Turnover	2	1,453,105	1,434,638
Cost of sales		(1,279,000)	(1,265,069)
Gross profit		174,105	169,569
Other revenue		6,847	4,969
Selling and distribution expenses		(31,067)	(27,843)
Administrative expenses		(55,333)	(50,778)
Profit from operations	3	94,552	95,917
Interest expenses		(39,553)	(44,875)
		54,999	51,042
Share of results of associates		141	254
Profit before taxation		55,140	51,296
Taxation	4	(1,821)	(2,750)
Profit before minority interests		53,319	48,546
Minority interests		(12,244)	(11,389)
Net profit for the period		41,075	37,157
Dividend	5	-	19,697
Earnings per share *(cents)*	6		
Basic		6.1	5.7
Diluted		5.9	N/A

Notes:

1. **Basis of preparation and principal accounting policies**

The unaudited condensed financial statement have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants, and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange).

The unaudited condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and certain investments in securities.

The accounting policies adopted are consistent with those adopted in the preparation of the Group's annual financial statements for the year ended 31 March 2002, except as described below.

In the current period, the Group has adopted, for the first time, a number of new and revised SSAPs issued by the Hong Kong Society of Accountants. The adoption of these SSAPs has resulted in a change of format of presentation of the cash flow statement, but has no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

2. **Turnover and segment information**

Business Segment

DIVIDEND

Starting from fiscal year 2001, the directors adopted a dividend pay-out policy of one third of net profits once every year as a final dividend. Accordingly, the directors do not declare any interim dividend for the six months ended 30 September 2002.

BUSINESS REVIEW

We are pleased to announce that the Group has achieved satisfactory results in the midst of difficult market conditions which dominated the first half of the year. During the period under review, turnover recorded at HK$1,453.1 million, a slight increase of 1.3%. Profit attributable to shareholders reached HK$41.1 million, representing an increase of 10.5% compared to the corresponding period last year. Earnings per share for the six months ended 30 September 2002 were HK6.06 cents, increasing 7.1% against last year's HK5.66 cents.

Overall profitability improved due to our stringent cost controls, productivity enhancements and effective marketing strategies.

In January 2002, the Commission of the European Union ("EU") prohibited the import of all products of animal-origin from the PRC into the EU. Although EU lifted the import ban on frozen fish products on 10 July 2002, this import ban did affect our sales to the Western European market in the first quarter of the fiscal year. However, both the North American and the Japanese markets performed extremely well and this offset the impact of the import ban.

Aiming at continuously improving overall competitiveness, the Group is committed to providing better logistic services for customers. Starting towards the end of the last fiscal year, we stepped up our distribution arrangements by distributing from warehouses to customers in the PRC. As customers were able to reduce their own inventory under such distribution arrangements, we experienced a temporary decrease in sales. However, as these logistic services will benefit our customers by increasing flexibility and shortening delivery lead times, the Management is confident that sales figures will return to normal levels in the coming months.

OPERATIONS REVIEW

Market Analysis

The highest growth rate was observed in the North American market. During the period under review, sales to this market rose 91.5% from HK$217.0 million to HK$415.6 million, accounting for 29% of the Group's total sales and is the Group's second largest market. The result posted by the North American market reflects our strategy last year, during when penetration of this market stepped up in a move to expand and diversify its overall reach.

The Japanese market also recorded encouraging sales growth. During the review period, Japan achieved a 26.4% increase in sales to HK$83.5 million. This year-on-year increase is attributed to the continuing demand for higher value frozen seafood products.

The PRC remained the largest contributor to the Group's sales, accounting for 44% of total turnover. Sales to the PRC decreased by 8.1% from HK$701.5 million in 2001 to HK$645.1 million in 2002. The sales drop was mainly attributed to the development of our enhanced distribution arrangements. Management believes that these distribution arrangements will provide the Group with a revenue growth in the long-term as the Group will be able to attract a broader customer base.

Owing to the import ban imposed by EU, the Group's sales to Western Europe in the first quarter of the fiscal year was accordingly affected. Following the repeal of the import ban by EU on 10 July 2002, the Group recorded strong sales to the EU market in the second quarter of the fiscal year and made up part of the loss of sales suffered from the first quarter. During the period under review, sales to Western Europe decreased 30.4% to HK$291.7 million, representing 20% of total Group sales. The Management is confident the Group will see stronger sales performance in the Western European market in the second half of the fiscal year.

30.9.2002	Frozen fish HK$'000	Fillets and portions HK$'000	Shipping services HK$'000	Vegetables HK$'000	Others HK$'000	Total HK$'000
REVENUE						
External sales	754,137	678,015	3,980	12,724	4,246	1,453,105
RESULT						
Segment result	67,777	70,563	157	4,080	462	143,039
Unallocated corporate expenses						(48,487)
Profit from operations						94,552
Interest expenses						(39,553)
Share of results of associates						141
Profit before taxation						55,140
Taxation						(1,821)
Profit before minority interests						53,319

30.9.2001	Frozen fish HK$'000	Fillets and portions HK$'000	Shipping services HK$'000	Vegetables HK$'000	Others HK$'000	Total HK$'000
REVENUE						
External sales	768,105	647,759	7,365	10,239	1,170	1,434,638
RESULT						
Segment result	64,705	74,019	277	2,613	112	141,726
Unallocated corporate expenses						(45,809)
Profit from operations						95,917
Interest expenses						(44,875)
Share of results of associates						254
Profit before taxation						51,296
Taxation						(2,750)
Profit before minority interests						48,546

	Turnover Six months ended 30.9.2002 HK$'000	Turnover Six months ended 30.9.2001 HK$'000	Contribution to profit from operations Six months ended 30.9.2002 HK$'000	Contribution to profit from operations Six months ended 30.9.2001 HK$'000
BY GEOGRAPHICAL MARKET				
The People's Republic of China ("PRC")	645,056	701,509	60,474	64,888
North America	415,579	216,974	37,743	21,920
Western Europe	291,743	419,230	34,610	45,864
Japan	83,525	66,092	8,953	6,252
Others	17,202	30,833	1,259	2,802
	1,453,105	1,434,638	143,039	141,726
Unallocated corporate expenses			(48,487)	(45,809)
			94,552	95,917

3. **Profit from operations**

Profit from operations has been arrived at after charging:

	30.9.2002 HK$000	30.9.2001 HK$000
Depreciation	15,923	14,005

4. **Taxation**

The charge represented Hong Kong Profits Tax calculated at 16% of the estimated assessable profit for the period.

A substantial portion of the Group's profit is neither arose in, nor is derived from Hong Kong and accordingly it is not subject to Hong Kong Profits Tax.

5. **Dividends**

During the period, no dividend was paid. In 2001, HK3 cents per share on 656,565,266 shares in issue was paid to shareholders on the final dividend for the year ended 31 March 2001.

The Directors do not declare any interim dividend for the six months ended 30 September 2002 (2001: HK$Nil).

6. **Earnings per share**

The calculation of basic and diluted earnings per share for the six months ended 30 September 2002 is based on the following data:

	HK$'000
Earnings for the purposes of basic and diluted earnings per share	41,075
Weighted average number of ordinary shares for the purposes of basic earnings per share	677,730,403
Effect of dilutive potential ordinary shares in respect of share options	19,246,833
	696,977,236

The calculation of basic earnings per share for the six months ended 30 September 2001 is based on the unaudited net profit for the period of HK$37,157,000 and on the weighted average number of 656,385,211 of ordinary shares in issue during the period.

Diluted earnings per share for the six months ended 30 September 2001 has not been presented as the exercise prices of the Company's outstanding share options are higher than the average market price per share.

Product Analysis

In terms of total turnover, frozen fish, which was primarily sold to the PRC market, remained the single largest product, accounting for 52% of the Group's total sales. Sales of frozen fish dropped 1.8% to HK$754.1 million for the six months ending 30 September 2002. This was due to the decline in sales to the PRC because of the temporary adjustment in order from customers.

Improvement in sales of fillets and portions in both the North American and Japanese markets offset the loss of sales in the first quarter to Western Europe. During the period under review, sales of fillets and portions increased by 4.7% to HK$678.0 million.

The sales of vegetables continued to show steady growth delivering a sales contribution of HK$12.7 million, representing an increase of 24.3% over that of the previous period.

Notables

- Inventories reduced 31.4% from HK$803 million as at 31 March 2002, to HK$551 million as at 30 September 2002;
- Interest-bearing borrowings reduced from HK$918 million as at 31 March 2002, to HK$627 million as at 30 September 2002, representing a drop of 31.7%;
- As at 30 September 2002, net debt to equity ratio improved to 56% against 87% as at 31 March 2002 and 83% as at 30 September 2001. The *improvement was mainly due to reduced inventory thereby reduced interest-*bearing borrowings. Net debt represents interest-bearing borrowings less discounting advances drawn on trade receivables with insurance coverage and cash and deposits with financial institutions.

PROSPECTS

The demand for frozen fish and seafood in the PRC is expected to grow as living standards continue to improve. Between the years 1996 to 2001 the GDP per capita in the PRC saw a compounded growth rate of about 5.2% per annum. During the same period, the total imports of frozen fish and seafood into the PRC also rose from US$354 million in 1996 to US$853 million in 2001 (*source: China Customs Statistics*), representing a compounded growth rate of about 15.8% per annum. The Group will continue to focus and expand its business in the PRC.

In conjunction with the expansion plan for the PRC market, we are also committed to enhancing our processing capabilities to meet increasing customer demand for value added products in the North America, EU and Japan. The *Group began the construction of a new state-of-the-art food processing center in* Hongdao, Qingdao, PRC. The first phase investment cost will be about US$35 million. Upon completion of the first phase of construction by end-2003, the new processing plant will include 30,000 metric tonnes of cold storage facilities. It will also house a frozen fish fillets and portions manufacturing facility with an annual processing capacity of 45,000 metric tonnes. This processing plant will allow us to maximise processing yield, improve operational efficiencies and enhance economies of scale. The management believes the completion of the new processing plant will further strengthen our position in the global market place.

PURCHASE, SALE OR REDEMPTION

During the six months ended 30 September 2002, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed shares of the Company during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial matters including the review of the unaudited financial statements.

The interim financial reports have been reviewed by the Company's auditors, in accordance with Statement of Audit Standards No. 700 "Engagements to review interim financial reports".

The members of the Audit Committee are Mr. Lew V. Robert (chairman) and Mr. Kwok Lam Kwong, Larry, the two independent non-executive directors of the Company.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific term. Pursuant to the bye-laws of the Company, directors, including non-executive directors, of the Company will retire by rotation on an average of three years and their appointments will be reviewed when they are due for re-election which in the opinion of the Company meets the same objective as the guideline set out in the Code of Best Practice.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE

A detailed announcement of interim results of the Group for the period ended 30 September 2002, containing all the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Listing Rules of the Stock Exchange of Hong Kong Limited, will be published on the website of the Stock Exchange in due course.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 17 December 2002

Post-it® Fax Note 7671	Date 18/12	# of pages ▶ 4
To Heller Ehrman	From Taufic Andes	
Co./Dept.	Co.	
Phone #	Phone # 2547-0168	
Fax # 2810 6242	Fax #	

2002年12月18日 星期三 香港經濟日報

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

中期業績公佈

財務摘要

	二零零二年	二零零一年	變動
營業額(百萬港元)	1,453	1,435	1.3%
股東應佔溢利(百萬港元)	41	37	10.5%
每股盈利－基本(港仙)	6.1	5.7	7.1%
每股有形資產淨值(港仙)	106	99	7.1%

未經審核之中期業績

太平洋恩利國際控股有限公司(「本公司」)之董事欣然公佈本公司及各附屬公司(「本集團」)截至二零零二年九月三十日止六個月之未經審核綜合中期業績，連同二零零一年同期之未經審核比較數字如下：

簡明綜合收入賬表

	附註	截至九月三十日止六個月 二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)
營業額	2	1,453,105	1,434,638
銷售成本		(1,279,000)	(1,265,069)
毛利		174,105	169,569
其他收益		6,847	4,969
銷售及分銷支出		(31,067)	(27,843)
行政支出		(55,333)	(50,778)
經營溢利	3	94,552	95,917
利息支出		(39,553)	(44,875)
		54,999	51,042
所佔聯營公司業績		141	254
除稅前溢利		55,140	51,296
稅項	4	(1,821)	(2,750)
未計少數股東權益前溢利		53,319	48,546
少數股東權益		(12,244)	(11,389)
期內純利		41,075	37,157
股息	5	–	19,697
每股盈利(仙)	6		
基本		6.1	5.7
攤薄		5.9	不適用

附註：

1. **編製基準及主要會計政策**

 本未經審核簡明財務報表乃根據香港會計師公會(「HKSA」)所頒佈之會計實務準則(「會計實務準則」)第25號「中期財務申報」而編製，並已遵照香港聯合交易所有限公司(「聯交所」)證券上市規則附錄16之適用披露規定。

 本未經審核簡明財務報表乃按照歷史成本慣例編製，並已就重估投資物業及若干證券投資作出修訂。

 除下文所述者外，編製中期財務報告所採納之會計原則與本集團截至二零零二年三月三十一日止年度之年度財務報表所採納者一致。

 期內，本集團首次採納多項由HKSA所頒佈之全新及經修訂會計實務準則，採納該等會計實務準則引致現金流量表之呈列格式有所變動，惟對當前或前個會計期間之業績並無重大影響，因此，無須作出前期調整。

2. **營業額及分類資料**

 按業務分類

二零零二年九月三十日	冷凍魚類 千港元	魚柳及魚切塊 千港元	[illegible] 千港元	[illegible] 千港元	其他 千港元	總計 千港元

股息

自二零零一年財政年度起，董事採納一項股息派發政策，每年派發股息一次，以本集團純利之三分一作為末期股息。因此，董事不擬宣派截至二零零二年九月三十日止六個月之中期股息。

業務回顧

我們很高興宣佈，在上半年市場正處於艱困的環境當中，本集團仍取得令人滿意的表現。於回顧期內錄得營業額1,453,100,000港元，輕微增長1.3%。股東應佔溢利達41,100,000港元，較去年同期相比，增加10.5%。截至二零零二年九月三十日止六個月每股盈利為6.06港仙，較去年之5.66港仙相比，上升7.1%。

邊際獲利能力的改善，可歸功於嚴格成本控制、生產力提高及有效的市場策略。

歐洲聯盟委員會(「歐盟」)於二零零二年一月間全面禁止自中國進口動物類產品。雖然歐盟已於二零零二年七月十日解除對冷凍魚類產品禁令，但這項禁令所造成的停止出貨，已影響到我們本財政年度的第一季對西歐市場銷售額。但在另一方面，北美及日本兩個市場都表現極佳，抵銷該進口禁令所帶來的衝擊。

為了持續增進整體競爭力，本集團承諾對客戶提供更好的物流服務。自上年底起，我們加快在分銷方面的佈局，在中國將倉庫內的貨物分銷予客戶。由於客戶在此分銷佈局下，可以減少他們的存貨，因此我們經歷了短暫的銷貨衰減。但由於這些物流服務將可增加彈性並縮短交貨的前置作業時間，而有利於我們的客戶，因此我們的管理階層有信心，銷貨額將在未來數月內重返正常。

營運回顧

市場分析

北美市場增長幅度最高，回顧期內，銷往該市場的銷售額由217,000,000港元增至415,600,000港元，大幅上升91.5%，佔本集團總銷售額29%，是本集團第二大市場。在北美市場所達至的成果可反映出，我們去年攻佔該市場的策略，已加速本集團朝向擴展與多樣化之策略目標前進。

日本市場也有令人鼓舞之銷售增長，回顧期內銷售額達83,500,000港元，增幅26.4%。此年度增長可歸因於其對高價冷凍海產品不斷增長的需求。

中國仍為本集團最大之銷售市場，佔總營業額44%。中國市場之銷售額自二零零一年之701,500,000港元下跌至二零零二年之645,100,000港元，跌幅8.1%。銷售下跌乃主要由於我們分銷佈局所形成的新情勢。管理層相信，這些分銷安排可拓闊客戶基礎，長遠而言有助本集團收益增長。

由於歐盟實施入口禁制，令本集團在本財政年度的第一季往西歐的銷售額構成影響。隨著歐盟於二零零二年七月十日解除冷凍魚類的入口禁制後，本集團於本財政年度第二季往西歐市場錄得很大額的銷售額，抵銷在第一季的部份銷售損失。於回顧期內，銷往西歐銷售額下跌30.4%至291,700,000港元，佔本集團總銷售額之20%。管理層深信，本集團在本財政年度下半年，對西歐市場的銷貨，將有更優越的績效。

	冷凍魚類	魚柳及魚切塊	船舶服務	蔬菜	其他	總計
營業額						
對外銷售	754,132	678,015	3,988	12,724	4,246	1,453,105
業績						
分類業績	67,777	70,543	157	4,080	482	143,039
未分配集團開支						(48,487)
經營溢利						94,552
利息支出						(39,553)
所佔聯營公司業績						141
除稅前溢利						55,140
稅項						(1,821)
未計少數股東權益前溢利						53,319

二零零一年九月三十日	冷凍魚類 千港元	魚柳及魚切塊 千港元	船舶服務 千港元	蔬菜 千港元	其他 千港元	總計 千港元
營業額						
對外銷售	768,105	647,759	7,365	10,239	1,170	1,434,638
業績						
分類業績	64,705	74,019	277	2,613	112	141,726
未分配集團開支						(45,809)
經營溢利						95,917
利息支出						(44,875)
所佔聯營公司業績						254
除稅前溢利						51,296
稅項						(2,750)
未計少數股東權益前溢利						48,546

	營業額 截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元	經營溢利貢獻 截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
按市場區域分類				
中華人民共和國（「中國」）	645,856	701,509	60,474	64,888
北美	415,579	216,974	37,743	21,920
西歐	291,743	419,230	34,610	45,864
日本	83,525	66,092	8,953	6,252
其他	17,302	30,833	1,259	2,802
	1,453,105	1,434,638	143,039	141,726
未分配集團支出			(48,487)	(45,809)
			94,552	95,917

3. **經營溢利**

經營溢利已扣除下列各項：

	二零零二年九月三十日 千港元	二零零一年九月三十日 千港元
折舊	15,923	14,005

4. **稅項**

稅項支出乃指期內估計應課稅溢利16%計算之香港利得稅。

由於本集團大部分溢利並非產生自或源自香港，故毋須繳納香港利得稅。

5. **股息**

期內並無派付股息。於二零零一年，本公司按照已發行股份656,565,266股計算股息，向股東派付截至二零零一年三月三十一日止年度之末期股息每股3港仙。

董事不擬宣派截至二零零二年九月三十日止六個月之中期股息（二零零一年：零港元）。

6. **每股盈利**

截至二零零二年九月三十日止六個月之每股基本及攤薄盈利乃按下列各項計算：

	千港元
計算每股基本及攤薄盈利之盈利	41,075
每股基本盈利之普通股加權平均數	677,730,403
認購權對攤薄普通股之潛在影響	19,246,833
	696,977,236

截至二零零一年九月三十日止六個月之每股基本盈利乃根據期內之未經審核淨溢利37,157,000港元，以及期內已發行普通股之加權平均數656,585,211股計算。

由於本公司之尚未行使認購權之行使價高於每股之平均市價，因此並無呈列截至二零零一年九月三十日止六個月之每股攤薄盈利。

產品分析

就總營業額而言，以中國為主要市場之冷凍魚類仍為最大宗的單一產品，佔本集團總營業額之52%。截至二零零二年九月三十日止六個月，由於中國市場之客戶的冷凍魚類訂單出現暫時性調整而減少1.8%至754,100,000港元。

魚柳及魚切塊於美國及日本之銷售增長抵銷在百季失去之西歐銷售額，於回顧期內，魚柳及魚切塊銷售增加4.7%至678,000,000港元。

蔬菜銷售持續穩步增長，銷售貢獻達12,700,000港元，較去年同期增長24.3%。

注意事項

- 存貨由二零零二年三月三十一日之803,000,000港元減少31.4%，在二零零二年九月三十日為551,000,000港元；
- 計息借貸由二零零二年三月三十一日之918,000,000港元減少至二零零二年九月三十日之627,000,000港元，下降31.7%；
- 二零零二年九月三十日之資產負債比率為56%，與二零零二年三月三十一日之87%及於二零零一年九月三十日的83%相較，也有改善，改善主要因為存貨減少，並因此而減少計息借貸。債項淨額乃指計息借貸減已投保貿易應收款項之貼現融資及於財務機構之現金及存款。

展望

中國對冷凍魚類及海產品之需求預期會隨著生活水準的持續提升而增長。於一九九六年至二零零一年期間，中國人均國內生產總值顯示多年來大約5.2%的複式增長率。於同一期間內，輸往中國冷凍魚類及海產進口總額亦由一九九六年之354,000,000美元升至二零零一年之853,000,000美元（資料來源：中國海關統計數字），大約為每年15.8%的複式增長率。本集團將繼續專注並擴展在中國的業務。

在擴展在大陸的業務同時，我們也承諾加強我們的加工能力，以符合美國、歐洲、與日本客戶對增值產品逐漸增加的需求。本集團已開始新增的設施興建計劃，在中國青島紅島建造一座先進的食品加工中心，第一階段的投資額大約為三千五佰萬美元。當第一階段的建設在2003年底完成以後，新的加工廠將有30,000公噸的冷藏設施。它也將包括冷凍魚片與魚塊的製造設施，其每年加工量為45,000公噸。這項擴展可讓我們提高加工出成率，改善營運效能以及規模經濟，令本集團在全球市場的地位將可更為鞏固。

買賣或購回

截至二零零二年九月三十日止六個月，本公司或其任何附屬公司概無買賣或購回本公司任何上市股份。

審核委員會

審核委員會與管理層已審閱本集團所採納之會計原則及慣例，並討論了有關核數、內部監控及財務事宜，包括審閱未經審核財務報表。

中期財務報表已由本公司之核數師按照核數準則第700號「審閱中期財務報表之委聘」之規定進行審閱。

審核委員會之成員為劉嘉彥先生（主席）及鄭琳儀先生，兩位均為本公司之獨立非執行董事。

最佳應用守則

據本公司董事所知，現時並無任何資料可合理顯示本公司並無遵守聯交所證券上市規則附錄14所載之最佳應用守則（「最佳應用守則」）之規定，惟非執行董事並無指定任期除外。根據本公司細則，本公司董事（包括非執行董事）平均每三年輪值告退，而彼等之任期將於重選時再作審定。本公司認為此舉與最佳應用守則訂下之宗旨相同。

於聯交所網站刊登中期業績報告

本公司將於適當時候，在聯交所網站刊登本公司截至二零零二年九月三十日止期間之中期業績公佈詳情，當中載有聯交所上市規則附錄16第46(1)段至46(6)段所規定之一切資料。

承董事會命
董事總經理
董福用

香港，二零零二年十二月十七日

Post-it® Fax Note 7671	Date 17/9	# of pages ▶ 4
To Heller Ehrman	From Taufic Andos	
Co./Dept.	Co.	
Phone #	Phone # 2547-0168	
Fax # 2810 6242	Fax #	

SOUTH CHINA MORNING POST

TUESDAY, SEPTEMBER 17, 2002

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

RESULTS OF ANNUAL GENERAL MEETING AND BONUS ISSUE OF WARRANTS

The Board of the Company is pleased to announce that at the Annual General Meeting, the Shareholders duly approved all the resolutions as set out in the notice of the Annual General Meeting dated 30 July 2002.

At the Annual General Meeting, among other things, the Shareholders passed a resolution approving the issue of warrants by way of bonus issue for the Shareholders, whose names appear on the register of members as at the close of business on 16 September 2002, to subscribe up to HK$120,190,895 in aggregate for shares of HK$0.10 each in the capital of the Company at an initial subscription price of HK$0.85 per share, subject to adjustments, at any time from 26 September 2002 to 25 March 2004, both dates inclusive, on the basis of one Bonus Warrant for every complete number of five existing Shares held by such Shareholders on such date.

The board of directors (the "**Board**") of Pacific Andes International Holdings Limited (the "**Company**") is pleased to announce that at the annual general meeting of the Company held on 16 September 2002 (the "**Annual General Meeting**"), the shareholders of the Company (the "**Shareholders**") duly approved all the resolutions as set out in the notice of the Annual General Meeting dated 30 July 2002.

At the Annual General Meeting, among other things, a resolution approving the issue of warrants by way of bonus issue was duly passed by the Shareholders. Under the Bonus Issue, the Company will create 141,401,053 warrants to subscribe up to HK$120,190,895 in aggregate for shares of HK$0.10 each in the capital of the Company at an initial subscription price of HK$0.85 per share, subject to adjustments, at any time from 26 September 2002 to 25 March 2004, both dates inclusive (the "**Warrants**"). The bonus Warrants will be issued on the basis of one Warrant for every five existing shares in the Company held by the Shareholders whose names appear on the register of members of the Company at the close of business on 16 September 2002, except those Shareholders whose addresses, as shown on the register of members of the Company on 16 September 2002, are outside Hong Kong. Full exercise of the 141,401,053 Warrants would result in the issue of 141,401,053 new shares (assuming none of the outstanding options are exercised), representing approximately 16.67% of the resultant enlarged issued share capital of the Company. Details of the terms of the bonus warrant issue of the Company are contained in a circular sent to the Shareholders on 30 July 2002.

Application has been made to the Stock Exchange for the granting of the listing of, and permission to deal in, the Warrants and any new shares in the capital of the Company falling to be issued upon exercise of the subscription rights attaching to the Warrants. Certificates for the Warrants are expected to be posted at the risk of those entitled thereto on or before 24 September 2002. It is expected that dealings in the Warrants will commence on 26 September 2002 and will be traded in board lots of 20,000 units.

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 16 September 2002

香港經濟日報
2002年9月17日 星期二

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

股東週年大會結果
及
紅利認股權證發行

本公司董事會欣然宣佈，股東已正式通過載於二零零二年七月三十日股東週年大會通告之所有決議案。

於股東週年大會上（其中包括）股東通過一項決議案，批准透過紅利發行方式向於二零零二年九月十六日營業時間結束時名列股東名冊之股東按該等股東於該日每持有五股現有股份可獲發一份紅利認股權證之基準發行認股權證，彼等可按初步認購價每股0.85港元（可予以調整）於二零零二年九月二十六日至二零零四年三月二十五日（包括首尾兩日）內任何時間認購本公司股本中每股面值0.10港元之股份，總額最多120,190,895港元。

太平洋恩利國際控股有限公司（「本公司」）董事會（「董事會」）欣然宣佈，於二零零二年九月十六日本公司之股東週年大會（「股東週年大會」）上，本公司股東（「股東」）正式通過載於二零零二年七月三十日股東週年大會通告之所有決議案。

於股東週年大會上（其中包括）股東正式通過一項決議案，批准透過紅利發行方式發行認股權證。根據紅利發行，本公司將增設141,401,053份認股權證，可於二零零二年九月二十六日至二零零四年三月二十五日（包括首尾兩日）內任何時間，按初步認購價每股0.85港元（可予以調整）認購本公司股本中每股面值0.10港元之股份，總額最多120,190,895港元（「認股權證」）。紅利認股權證將按每持有本公司五股現有股份可獲發一股紅利認股權證之基準向於二零零二年九月十六日營業時間結束時名列本公司股東名冊之股東發行，惟登記地址位於香港境外之股東除外。全面行使141,401,053份認股權證將須發行141,401,053股新股份（假設並無尚未行使購股權獲行使），佔本公司因此而擴大之已發行股本約16.67%。本公司發行紅利認股權證之條款詳情載於本公司於二零零二年七月三十日向股東寄發之通函內。

本公司已向聯交所申請批准認股權證及因行使認股權證隨附之認購權而須予發行之本公司股本中任何新股份上市及買賣。認股權證證書預期將於二零零二年九月二十四日當日或之前寄發予有權獲取之人士，郵誤風險概由彼等承擔。認股權證預期將於二零零二年九月二十六日開始買賣，每手買賣單位為20,000份。

承董事會命
公司秘書
鄧乃銘

香港，二零零二年九月十六日